
07000869
SEC MAIL
RECEIVED
FEB 2 9 2007
WASH, D.C.
203

UNITED STATES
'D EXCHANGE COMMISSION
ıshington. D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-14045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/06** AND ENDING **12/31/06**

A. REGISTRANT IDENTIFICATION

BEST AVAILABLE COPY

NAME OF BROKER-DEALER: **Monroe Securities, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 N. Riverside Plaza, Suite 1620
(No and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Carlino **(312) 327-2530**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name*)

1170 Chili Avenue	**Rochester**	**NY**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/5/07

OATH OR AFFIRMATION

I, Craig Carlino, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Monroe Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

SUBSCRIBED AND SWORN TO BEFORE ME THIS 16TH DAY OF FEBRUARY, 2007.
BY CRAIG CARLINO
Malgorzata Cichecki
NOTARY PUBLIC

CFO
Title

Malgorzata Cichecki
Notary Public

OFFICIAL SEAL
MALGORZATA CICHECKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/04/07

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statements of Financial Condition.
[ ] (c) Statements of Income.
[ ] (d) Statements of Cash Flows.
[ ] (e) Statements of Changes in Shareholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1170 CHILI AVENUE • ROCHESTER, NY 14624-3033
585 / 279 / 0120 • FAX 585 / 279 / 0166 • www.scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Monroe Securities, Inc.

We have audited the accompanying statements of financial condition of Monroe Securities, Inc. as of December 31, 2006 and March 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Monroe Securities, Inc. as of December 31, 2006 and March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Monroe Securities, Inc. is a 100% owned subsidiary of Monroe Securities Holdings, Inc.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP

February 14, 2007

MONROE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND MARCH 31, 2006

ASSETS

	December 31, 2006	March 31, 2006
Cash	$ 125,342	$ 141,050
Receivable from brokers and dealers	1,515,505	1,323,355
Securities in firm account, at market	2,053,057	1,542,660
Due from affiliates	59,983	296,897
Property and equipment, net	71,221	57,261
Restricted deposits	100,000	250,000
Other assets	61,728	1,904
Goodwill	4,783,873	4,783,873
Total assets	$ 8,770,709	$ 8,397,000

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2006	March 31, 2006
Liabilities:		
Accounts payable and other liabilities	$ 152,942	$ 161,242
Securities sold but not yet purchased	178,572	94,233
Income taxes payable	-	69,750
Deferred tax liability	-	29,427
Total liabilities	331,514	354,652
Shareholders' equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	8,800,600	8,800,600
Retained deficit	(369,083)	(765,930)
Total shareholders' equity	8,439,195	8,042,348
Total liabilities and shareholders' equity	$ 8,770,709	$ 8,397,000

See accompanying notes to statements of financial condition

1. THE COMPANY

Monroe Securities, Inc. is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis. The Company also provides investment banking services and is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year Change - The Company has changed from a fiscal year end of March 31 to a calendar year end of December 31. A nine month fiscal transition period from April 1, 2006 through December 31, 2006 precedes the start of the new calendar year cycle.

Receivable from Brokers and Dealers - The Company has a receivable that arose from trading activity with its Clearing Broker. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exist with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account consist primarily of corporate stocks and are stated at current market values as determined by management. The Company primarily transacts in securities in thinly traded markets. Accordingly, management uses various parameters to calculate market values. These estimated current market values may differ from the values that would have been used had a ready market for the securities existed. Unrealized gains and losses are included in income on securities transactions in the statement of income. Realized gains and losses are computed based on the difference between sales proceeds received and original cost.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 5 to 39 years.

Restricted Deposits - Restricted deposits represent the minimum balances required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

Goodwill - Goodwill is not being amortized, but is tested from time to time, if deemed necessary, for potential impairment. As of December 31, 2006 and March 31, 2006, testing resulted in no impairment. None of the amount allocated to goodwill will be amortized for tax purposes.

Income Taxes - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc., effective April 1, 2006. Under those provisions, the Company will no longer incur any income tax obligations since the income of the Company will be reported with its parent and then taxed on the individual income tax returns of the shareholders' of Monroe Securities Holdings, Inc. Prior to the election, income taxes payable were recorded to reflect the current tax obligations and deferred taxes were recorded to recognize the expected future tax consequences of temporary differences between the financial basis and the tax basis of certain assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Credit risk with respect to this receivable is minimized as certain losses are insured by SIPC and excess SIPC coverage. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the investment securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in these financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2006	March 31, 2006
Computer equipment, furniture and fixtures	$ 126,153	$ 94,640
Software	35,928	35,928
Leasehold improvements	3,791	3,791
	165,872	134,359
Less: Accumulated depreciation	94,651	77,098
	$ 71,221	$ 57,261

4. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c3-1, the net capital rule, under the Securities Exchange Act of 1934. On December 31, 2006, the Company had net capital of $2,363,334 against a net capital requirement of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .0647 to 1

5. INCOME TAXES

As discussed in Note 2, the Company changed its tax status from a C Corporation to an S Corporation and no longer records a tax liability. The Company is subject to state franchise and filing fees, but they are not significant. The deferred tax liability at March 31, 2006 is a result of the tax effect of depreciation, deferred compensation expense, and investment in limited partnership income differences for financial statement and tax purposes.

6. EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk pursuant to securities transactions can be directly impacted by volatile trading markets. The Company's policy is to monitor its market exposure risk.

8. COMMITMENTS

The Company entered into a lease agreement with an unrelated party for its new office in Chicago, Illinois, which begins January 1, 2007 and expires on July 31, 2016. Under the terms of the agreement, the Company obtained a letter of credit in the amount of $165,000 as a security deposit and is required to make the following minimum annual rental payments over the next five years:

2007	$70,704
2008	$72,914
2009	$75,123
2010	$77,333
2011	$79,542

The Company had a one year lease agreement with an unrelated party for its Chicago, Illinois office, beginning January 1, 2006. Under the terms of the agreement, the Company was required to make minimum rental payments of $3,915 per month.

The Company has a lease agreement with an unrelated party for its Rochester, New York office. Under the terms of the agreement, the Company is required to make minimum rental payments of $1,400 per month through April, 2007.

Monroe Securities Holdings, Inc. (MSHI) has four notes payable. Two of the notes require monthly payments in aggregate of $50,000, including interest at a variable rate, and mature on December 31, 2013. The other two notes bear interest at a variable rate, require quarterly payments based upon the revenue of the Company and mature on December 31, 2013. It is anticipated that the quarterly payments will aggregate approximately $173,100 and that cash disbursements from the Company to MSHI will be a source of funds to meet the debt service requirements. Acquisition indebtedness on the books of MSHI totaled $3,689,846 and $4,489,352 as of December 31, 2006 and March 31, 2006, respectively.

The Company does not guarantee the debt nor has it pledged any assets. However, the outstanding common stock of the Company has been pledged by MSHI as collateral in connection with the notes payable discussed above.


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
203

MONROE SECURITIES, INC.

Statements of Financial Condition
December 31, 2006 and March 31, 2006

END